SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

June 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol creates a subsidiary

specialized in hydrocarbon transport and logistics

•	The country will have a specialized company that will allow it to expand and strengthen the network of oil and product lines, meeting the challenge of the rising production.
•	The company will focus on guaranteeing high standards of safety and reliability of the network.
•	This model enables Ecopetrol´s Corporate Group to ensure the strategic focus of its business, guaranteeing the profitability of the transport segment.
•	Cenit will assure Ecopetrol the capacity for transport of hydrocarbons
•	The new scheme will facilitate access for all players with clear and transparent rules.
•	The terms and working conditions for current employees of the Vice-presidency for Transportation and Logistics will not undergo any change.

Bogota, Colombia, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today the incorporation of Cenit S.A.S., a wholly owned subsidiary company specialized in hydrocarbon transport and logistics in Colombia.

The purpose of the new company is to serve the strategic transportation and logistical needs of the country’s oil industry resulting from the increase in hydrocarbon production and higher sales of crudes and refined products, both in Colombia as well as in International markets.

Furthermore, it will strengthen and expand the network with high standards of industrial safety, reliability and contribute to the environmental preservation, all of which will significantly reduce the damage on roads from truck transportation of hydrocarbons.

This decision is a step forward in the growth of the industry, as wells as a signal of clear rules to the market, by separating Ecopetrol’s role as owner, planner, operator and user of transport systems. Cenit will operate with an open model in which all the interested parties will have the possibility of accessing the transport infrastructure.

The new hydrocarbon transportation scheme generates important advantages to Ecopetrol by allowing the company to have a strategic focus on its business, allocate higher investment to other key segments for its growth, and ensure the profitability of the crude and product transportation activities.

Cenit will be incorporated with all of Ecopetrol’s transportation assets, including the interests held in Ocensa, Los Llanos Pipeline (ODL), Bicentenario Pipeline (OBC) and the Colombia Pipeline (ODC).

2

Ecopetrol’s current transportation contracts will be transferred to the new company, maintaining the conditions agreed upon between the parties. Cenit will guarantee Ecopetrol the capacity for transportation and handling of its hydrocarbons.

After the transfer of the assets, which will be completed in the coming months, the contractual and commercial relationship, will take place between Cenit and its customers. Furthermore, the commercial conditions of the new contracts or projects for infrastructure expansion will be determined by the new company in accordance with the applicable legislation.

Ecopetrol will continue to undertake operation and maintenance of the existing transportation infrastructure, for which it will sign the respective contracts with Cenit. The terms and working conditions for current employees of the Vice-Presidency for Transport and Logistics will not undergo any change.

With today´s approval from the Board of Directors, the issuance of the required decree, and the incorporation of the new subsidiary, a period of transition begins in which the new company will organize its structure and processes in order to begin operations in the coming months.

This decision strengthens Ecopetrol’s strategic plan, and contributes to reach the 2020 goals for the Corporate Group.

Bogota, Colombia – June 15, 2012

------------------------------------------

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 15, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer

4